     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996


                                                       REGISTRATION NO. 33-60959
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          CORAM HEALTHCARE CORPORATION
             (Exact name of Registrant as specified in its charter)

                      1125 SEVENTEENTH STREET, SUITE 1500
                             DENVER, COLORADO 80202
                                 (303) 292-4973
               (Address, including zip code, telephone number and
             area code of Registrant's principal executive offices)

       STATE OF DELAWARE                   33-0615337                         8082
(State or other jurisdiction of         (I.R.S. Employer          (Primary Standard Industrial
 incorporation or organization)      Identification Number)       Classification Code Number)

                            ------------------------

                   DONALD J. AMARAL                                         Copies to:
               CHIEF EXECUTIVE OFFICER                                RICHARD A. FINK, ESQ.
             CORAM HEALTHCARE CORPORATION                          JEREMY W. MAKARECHIAN, ESQ.
         1125 SEVENTEENTH STREET, SUITE 1500                     BROBECK, PHLEGER & HARRISON LLP
                DENVER, COLORADO 80202                         1125 SEVENTEENTH STREET, SUITE 2525
                    (303) 292-4973                                    DENVER, COLORADO 80202
  (Name, address, including zip code, and telephone
  number, including area code, of agent for service)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: from time to time after the effective date of this Registration
Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered in connection with dividend or interest reinvestment plans, check the following box. /X/

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996

PROSPECTUS

                          CORAM HEALTHCARE CORPORATION
                            ------------------------
                        2,686,656 SHARES OF COMMON STOCK
                            ------------------------

     Pursuant to this Prospectus, certain persons (collectively the "Selling Stockholders") who hold 2,686,656 shares of Common Stock, $.001 par value per share (the "Common Stock") of Coram Healthcare Corporation (together with its subsidiaries, the "Company") may resell or further distribute such securities on a deferred basis. The Common Stock owned by the Selling Stockholders is collectively referred to herein as the "Offered Securities." The Selling Stockholders acquired the Offered Securities (i) pursuant to the Stipulation of Settlement (the "T2 Settlement Agreement") by and between Thomas E. Haire, Joseph C. Allegra, David Hersh, J. Lee Ledbetter and T2 Medical, Inc. ("T2") a wholly-owned subsidiary of the Company, on the one hand, and the Representative Plaintiffs (as defined in the T2 Settlement Agreement) on the other hand; (ii) in connection with earn-out agreements (the "Earn-Out Agreements") by and among certain Selling Stockholders and Curaflex Health Services, Inc., a wholly-owned subsidiary of the Company ("Curaflex"), or Medisys, Inc., a wholly-owned subsidiary of the Company ("Medisys") and the Company; (iii) pursuant to an agreement by and among the Company, Curaflex and TBOB Enterprises, Inc. dated as of February 23, 1996 (the "TBOB 1996 Agreement"); (iv) in satisfaction of certain obligations of Curaflex arising under an Asset Purchase Agreement dated as of September 30, 1993 by and among Curaflex, Excellence, Inc., a Florida corporation, Excellence, Inc. of North Carolina, a North Carolina corporation, Donald R. Gillespie and Rita K. Gillespie; (v) pursuant to a Release and Registration Agreement dated as of April 21, 1995 by and among the Company, HealthInfusion, Inc., a wholly-owned subsidiary of the Company ("HealthInfusion"), Lawrence H. Garatoni, Steven H. Manning, Charles M. Loeser and Anthony Wright; and (vi) pursuant to an Agreement among the Company, Curaflex and Nebraska Prescription Services Limited Partnership (the "Nebraska Prescription Services Agreement"). The Selling Stockholders may sell the Offered Securities from time to time in transactions on the New York Stock Exchange (the "NYSE"), in privately negotiated transactions, through the writing of options on the Common Stock, or by a combination of those methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect those transactions by selling the Offered Securities to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Offered Securities for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

     If all of the T2 Warrants are exercised at their current maximum exercise price, the Company will receive aggregate proceeds of approximately $55,585,000, after deducting estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the Offered Securities. See "Use of Proceeds" and "Plan of Distribution."

     The Company's Common Stock is presently traded on the NYSE under the symbol "CRH." On May 31, 1996 the closing bid price of the Common Stock was $4.875.
                            ------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

THE COMPANY HAS UNDERTAKEN TO KEEP A REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS CONSTITUTES A PART EFFECTIVE UNTIL THE EARLIER TO OCCUR OF JULY 11, 1999 OR THE EARLIER DISPOSITION OF THE SECURITIES OFFERED HEREBY. AFTER SUCH PERIOD, IF THE COMPANY CHOOSES NOT TO MAINTAIN THE EFFECTIVENESS OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS CONSTITUTES A PART, THE SECURITIES ISSUABLE UPON EXERCISE HEREOF AND OFFERED HEREBY MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED, EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT THEREUNDER.
                            ------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, Room 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Room 1500, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement (herein, together with all amendments thereto, called the "Registration Statement") of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is made to the Registration Statement and the exhibits thereto for further information regarding the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto may be inspected without charge and copies thereof may be obtained upon payment of the prescribed fees at the public reference facilities of the Commission at its principal office in Washington, D.C.

     The Company's Common Stock is listed on the NYSE. All reports, proxy statements and other information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports pursuant to Item 12(a)(1) and (2) of the Instructions to Form S-3 filed with the Commission by the Company are incorporated by reference into this Registration Statement:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

          3. Amendment No. 1 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1996, as filed with the Commission on June 6, 1996;

          4. Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, as filed with the Commission on June 6, 1996;

          5. Amendment No. 3 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, as filed with the Commission on April 8, 1996;

          6. Amendment No. 1 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 1995, as filed with the Commission on April 8, 1996;

          7. Amendment No. 1 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 1995, as filed with the Commission on April 8, 1996;

          8. Amendment No. 1 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1995, as filed with the Commission on April 8, 1996;

          9. Amendment No. 1 to Current Report on Form 8-K/A dated October 23, 1995, as filed with the Commission on April 8, 1996;

          10. Amendment No. 2 to Current Report on Form 8-K/A dated April 17, 1995, as filed with the Commission on April 8, 1996; and

          11. The Company's Proxy Statement filed with the Commission on April 29, 1996, pursuant to Section 14(a) of the Exchange Act.


          12. Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, as filed with the Commission on June 27, 1996.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities hereby then remaining unsold, shall be deemed to be incorporated by reference to this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge by the Company to each person to whom this Prospectus is delivered, upon the written request of such person directed to Coram Healthcare Corporation,
Attention: Corporate Communications, 1125 Seventeenth Street, Suite 1500, Denver, Colorado 80202, telephone (303) 292-4973.

                                  THE COMPANY

     Coram Healthcare Corporation, a Delaware corporation ("Coram" or the "Company"), is a leading provider of alternate site (outside the hospital) infusion therapy and related services in the United States. Infusion therapy involves the intravenous administration of anti-infective, biotherapy, chemotherapy, pain management, nutrition, and other therapies. Other services offered by the Company include the provision of lithotripsy and other non-intravenous products and services.

     The Company was formed on July 8, 1994 pursuant to a merger (the "Four-Way Merger") by and among T2, Curaflex, Medisys and HealthInfusion, each of which was a publicly-held national or regional provider of home infusion therapy and related services. The Four-Way Merger enabled the Company to become a national provider of home infusion and other alternate site health care services. On September 12, 1994, the Company further broadened its geographic coverage by acquiring H.M.S.S., Inc., a leading regional provider of home infusion therapies based in Houston, Texas. Effective April 1, 1995, the Company acquired substantially all the assets used in the alternate site infusion business (the "Caremark Business") of Caremark Inc., a California corporation, thereby becoming the largest provider of alternate site infusion therapy service in the United States based on breadth of service and total revenues (such acquisition, including certain financings related thereto, are collectively referred to herein as the "Caremark Transaction"). The Company has substantially completed a branch corporate office consolidation of its six predecessor companies.

     The Company's principal executive offices are located at 1125 Seventeenth Street, Suite 1500, Denver, Colorado 80202, and its telephone number is (303) 292-4973.

                         CERTAIN FINANCIAL INFORMATION

     The Company believes that the separate financial statements of the Caremark Business for periods prior to its acquisition by the Company are not currently material to an investor's ability to understand the consolidated financial statements of the Company, and they are therefore not included in this Registration Statement. The Caremark Business was acquired effective as of April 1, 1995, and nine months of its operating results are included in the Company's consolidated financial statements included in its 1995 Annual Report on Form 10-K. The Company's operating results have declined materially since the acquisition of the Caremark Business; consolidated revenues, including the Caremark Business, are currently running at a rate of only slightly more than half of the pro forma combined revenues at the time of the acquisition, and the portion of its business now represented by the Caremark Business is substantially smaller than indicated by the historical financial statements of the Caremark Business. Further, the consolidation of the operations of the Caremark Business with the operations the Company has been substantially completed, and the Company believes that the discussion of its quarter-to-quarter operating results in the annual report and quarterly reports provide more relevant information.

     A pro forma presentation for the acquisition of Caremark as if it had occurred on January 1, 1995 has not been presented as the effect is not material to pre-tax loss, excluding non-recurring charges directly attributable to the transaction.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus and the information incorporated herein by reference, prospective investors should carefully consider, among others, the following risk factors prior to investing. In addition, the information incorporated herein by reference contains forward-looking statements within the meaning of the Securities Act and the Exchange Act. The Company's actual results could differ materially from those projected in any forward-looking statements as a result of the factors described below and elsewhere in the information incorporated herein by reference.

RECENT OPERATING LOSSES; FUTURE OPERATING RESULTS UNCERTAIN

     The Company recorded operating losses of $283.9 million and $4.9 million and net losses of $334.1 million and $17.9 million for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively, and it has experienced consecutive quarterly losses in each quarter since the quarter ended March 31, 1995. The Company has only been operating as a combined entity since July 8, 1994, and has incurred cumulative net losses of approximately $474.2 million (including $404.3 million of non-recurring and special charges) from such date through March 31, 1996. Numerous factors have affected the Company's performance and financial condition, including, among others, (i) the underperformance of the Caremark Business from what the Company expected at the time such business was acquired, combined with the substantial indebtedness that the Company incurred to acquire the Caremark Business, which the Company expected to service in substantial part through the operating income and cash flow of the Caremark Business; (ii) implementation of a policy of terminating physician arrangements and certain businesses which it inherited from its predecessors which were potentially in conflict with new federal and state law, resulting in the loss of a number of historic referral sources; (iii) pricing pressure in the Company's core infusion business as a result of a continuing shift in payor mix from traditional indemnity insurers to managed care and government payors and intense competition among infusion providers; (iv) a disruption in certain relationships as a result of the Company's headcount reductions and consolidation; and (v) increased competition from hospitals and physicians offering services similar to those offered by the Company. There can be no assurance that these factors will not continue to have an adverse effect on the Company's business, financial condition and results of operations in the future. In addition, there can be no assurance that the Company can increase revenues or become profitable or achieve positive cash flow from operations in future periods. The future operating results of the Company will depend on many factors, including stabilization of operating revenues and pricing pressures, the ability of the Company to implement its strategy, the level of competition in the home health care industry, the ability to integrate the Company's purchased businesses into its current organization, general economic conditions, the ability to attract and retain qualified personnel at competitive rates and government regulation and reimbursement policies.

     A central component of the Company's business strategy is to focus on revenue generation. The Company intends to increase revenue in part by redirecting its marketing efforts towards improving its physician relationships. The Company has experienced and expects to continue to experience difficulties with its strategy of improving revenues, as a result of several factors. These factors include a negative perception of the Caremark Business among certain physicians as a result of Caremark's guilty plea to federal charges and concerns among payors and providers as to whether the Company could continue as a going concern. The Company believes the guilty plea by Caremark to criminal felony charges in June 1995 has negatively impacted revenue referral sources and employee morale throughout the Company generally. In addition, Caremark recently announced a substantial settlement with private payors with whom Caremark did business before selling the Caremark Business to the Company. The Company believes the guilty plea and the causes underlying the settlement with private payors have had an adverse effect on the Company's revenues because of a reluctance of referral sources to continue to refer patients to the business formerly owned by Caremark, although it is unable to quantify such effect at this time. There can be no assurance that these factors will not continue to have an adverse effect on the Company's business, financial condition and results of operations in the future.

     A further factor causing difficulty with the Company's strategy of improving revenues is concern among payors and providers as to whether the Company would continue as a going concern. The Company has experienced inquiries on this matter directly from payors and providers, and believes that these concerns have negatively impacted referrals and the ability to secure contracts. The Company believes that the concerns stem from the Company's adverse operating results during 1995, public disclosures by the Company related thereto and questions raised by competitors of the Company and the news media. There can be no assurance that the Company will be successful in mitigating these concerns or that they will not continue to have an adverse effect on the Company's business, financial condition and results of operations in the future.

     Implementation of the Company's business strategy could also be affected by a number of factors beyond the Company's control, such as loss of personnel, the response of competitors and regulatory developments. Pronounced changes are expected to occur in the markets which the Company serves, which may require adjustments to the Company's strategy. Execution of this strategy has placed and will continue to place significant demands on the Company's financial and management resources and there can be no assurance that the Company will be successful in implementing its strategy, or in responding to ongoing changes in its markets which may require adjustments to its strategy. If the Company fails to successfully implement its strategy or respond to ongoing changes in its markets, its business, financial condition and results of operations will be materially adversely affected.

     In 1995, the Company's lithotripsy business had net revenue, and pre-tax income and cash flow from operating activities net of minority interest of approximately $53 million, $19 million and $25 million, respectively, while the Company had combined net revenue, a pre-tax loss and negative cash flow from operations of $602.6 million, $334.2 million and $16.8 million, respectively. The Company is currently evaluating strategic alternatives concerning its lithotripsy business, which may include a sale of such business, and has engaged an investment bank for that purpose. No agreement or understanding currently exists to divest the lithotripsy business, however. While the sale of the lithotripsy business could have a material adverse effect on the Company's revenue, operating results and cash flows, the required application of proceeds to the Company's Senior Credit Facility with Chemical Bank as Agent (the "Senior Credit Facility") could significantly reduce the Company's indebtedness under the Senior Credit Facility and related interest expense, although no assurance can be given as to the aggregate amount of such reductions.

SUBSTANTIAL LEVERAGE

     The Company incurred a significant amount of long-term debt in connection with the Caremark Transaction. As of March 31, 1996, the Company's consolidated long-term indebtedness was $512.0 million and its consolidated stockholders' equity was $3.6 million. The degree to which the Company is leveraged could impair the Company's ability to finance, through its own cash flow or from additional financing, its future operations or pursue its business strategy and make the Company more vulnerable to economic downturns, competitive and payor pricing pressures and adverse changes in government regulation. At March 31, 1996, $390.0 million of the Company's borrowings were under arrangements with variable interest rates. Interest under the Senior Credit Facility, under which there was $224.7 million outstanding, is payable currently; interest of $15.3 million on a $150 million subordinated bridge note (the "Bridge Note"), as of March 31, 1996, is deferred to March 31, 1997. Any significant increase in the interest rates on those borrowings would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Liquidity; Need for Additional Financing."

LIQUIDITY; NEED FOR ADDITIONAL FINANCING

     On October 13, 1995, the Company and its lenders under the Senior Credit Facility and the holder of the Bridge Note agreed to a restructuring of the major terms of both agreements, which postponed the first principal payment due on the Senior Credit Facility from September 30, 1995 to March 31, 1996, redefined covenants to be consistent with the Company's new business strategy and provided a new $25 million credit line. The principal covenants relate to maintenance of minimum revenues, minimum cash receipts, maximum cash disbursements and minimum earnings before interest, taxes, depreciation and amortization. In addition, the covenants, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur debt, pay dividends, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities and require that any excess cash balances, as defined, be applied to prepayment of the debt. Proceeds from the sale of any of the Company's non-core businesses must be applied directly to reducing principal indebtedness under the Senior Credit Facility. The ability of the Company to comply with such provisions may be affected by events beyond its control. The breach of any of these covenants could result in a default under the terms of such indebtedness. If the Company were to default under any of its indebtedness agreements, the lenders to the Company could, at their option, declare all borrowings immediately due and payable if any default were not cured prior to any such action by the lenders. Moreover, there can be no assurance that the Company's cash flow from operations and current borrowings will be sufficient to meet its short or long-term needs, and additional sources of funds may be required in future periods. The new line expires and matures on December 31, 1996 and the entire Senior Credit Facility has a new maturity date of March 31, 1997. There can be no assurance that the Company's cash flow from operations will be sufficient to satisfy its obligations upon the maturity of the new line of credit, the Senior Credit Facility or the Bridge Note. In order to satisfy such obligations, the Company may engage in a public or private offering of securities or a sale or merger of the Company. Any such transaction could result in a substantial dilution in the ownership interest of the existing stockholders and may have an adverse impact on the market price of the Company's Common Stock. There can be no assurance that the Company will undertake such a transaction, the timing thereof or that the Company will be able to obtain any additional funds or complete such a transaction on terms acceptable to the Company, if at all.

DEPENDENCE ON KEY PERSONNEL; CHANGES IN MANAGEMENT

     The Company is substantially dependent upon the services of its executive officers, which include Donald J. Amaral, Chief Executive Officer and President, and Richard M. Smith, Chief Financial Officer, and the loss of services of either of these executives could have a material adverse affect on the Company. Effective October 16, 1995, Mr. Amaral was named President and Chief Executive Officer of the Company, succeeding James M. Sweeney, who remains the Company's Chairman. Mr. Smith was named Chief Financial Officer on August 30, 1995. The Company has experienced substantial turnover in its senior management group over the past twelve months and several of the Company's executive officers have been in their current positions for only a limited period of time. The Company's future growth and success depends, in large part, upon its ability to obtain, retain and expand its staff of professional personnel. There can be no assurance that the Company will be successful in its efforts to attract and retain such personnel.

CERTAIN LITIGATION

     The Company is a party to several lawsuits that could, if their outcomes were unfavorable, have a material adverse effect on the Company's business, financial condition and results of operations. These lawsuits include (i) 20 civil suits (which were consolidated into one suit) filed by individuals claiming to have purchased and sold Common Stock during a specified period in 1995, asserting claims under Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 of the Commission; (ii) a shareholders' derivative action asserting substantially similar factual allegations; (iii) a lawsuit filed by the Company against Caremark Inc. and Caremark International, Inc. (collectively "Caremark"), and a lawsuit and a cross-complaint filed by Caremark against the Company, relating to the acquisition of the Caremark Business; and (iv) actions by plaintiffs in the shareholder litigation which was initiated against T(2) in 1992, related to the T(2) Settlement Agreement. The Company intends to vigorously defend itself in these matters. Nevertheless, due to the uncertainties inherent in the early stages of litigation, the ultimate disposition of the litigation cannot be presently determined. In addition, even if the ultimate outcome of the claims pending against the Company and the Company's claims against Caremark are resolved in favor of the Company, such litigation could entail considerable cost and the diversion of efforts of management, either of which could have a material adverse effect upon the Company's business, financial condition and results of operations.

DEPENDENCE ON RELATIONSHIPS WITH THIRD PARTIES

     The profitability of the Company's business depends in part on its ability to establish and maintain close working relationships with managed care organizations, private and governmental third-party payors, hospitals, physicians, physician groups, home health agencies, long-term care facilities and other institutional health providers and insurance companies and large self-insured employers. A central feature of the Company's business strategy is to improve its relationships with such third parties in general, and with physicians in particular. There can be no assurance that the Company will be successful in improving and maintaining such relationships or that the Company's existing relationships will be successfully maintained or that additional relationships will be successfully developed and maintained in existing or future markets. The loss of such existing relationships or the failure to continue to develop such relationships in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

GOVERNMENTAL REGULATION

     The Company is subject to extensive federal and state laws regulating, among other things, the provision of pharmacy, home care nursing services, health planning, health and safety, environmental compliance and toxic waste disposal. The Company is also subject to fraud and abuse and self referral laws and "anti-kickback" statutes which affect the Company's business relationships with physicians and other health care providers and referral sources and its reimbursement from government payors. The Company may be required to obtain certification to participate in governmental payment programs, such as Medicare and Medicaid. Some states have established certificate of need programs regulating the establishment or expansion of health care facilities, including certain of the Company's facilities.

     Violations of the federal anti-kickback statute are punishable by criminal or civil penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare and Medicaid programs. Civil suspension for anti-kickback violations can also be imposed through an administrative process, without the imposition of civil monetary penalties. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business and could prevent the location involved from offering products and services to patients. The Company's business, financial condition and results of operations could be materially adversely affected as a result of any such change or sanctions. The health care services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged or that government sponsored health care reform, if enacted, will not have a material adverse effect on the Company.

     In September 1994, T(2) entered into a settlement agreement with the Office of the Inspector General (the "OIG") of the Department of Health and Human Services (the "T(2) OIG Settlement Agreement") settling charges brought on by an investigation by the OIG into certain operations of T(2). T(2), in expressly denying liability, agreed to a civil order which enjoins it from violating federal anti-kickback and false claims laws related to Medicare/Medicaid reimbursement. The T(2) OIG Settlement Agreement imposes certain restrictions upon the types of relationships that T(2) may have with referring physicians and imposes a five year reporting obligation upon T(2). The Company has implemented an internal review program to ensure compliance with the T(2) OIG Settlement Agreement. The internal regulatory compliance review program is intended to deal with compliance issues under the T(2) OIG Settlement Agreement and with other legal, regulatory and ethical compliance issues. However, no assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such investigation could result in any, or any combination, of the penalties discussed above depending upon the agency involved in such investigation and prosecution, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON PAYORS AND REIMBURSEMENT RELATED RISKS

     The profitability of the Company depends in large part on reimbursement provided by third party payors. Since alternate site care is generally less costly to third party payors than hospital-based care, alternate site providers have historically benefitted from cost containment initiatives aimed at reducing the costs of hospitalization. However, competition for patients, efforts by traditional third party payors to contain or reduce health care costs and the increasing influence of managed care payors such as health maintenance organizations in recent years have resulted in reduced rates of reimbursement for services provided by alternate site providers such as the Company. Since 1993, the alternate site infusion industry, including the Company, experienced severe reductions in the pricing of its products and services as a result of these trends.

     The ability of the Company to collect from third party payors depends on the timely and accurate filing of claims. In 1995, the Company experienced significant delays in billing as well as difficulties in receiving timely reimbursements. The delays were caused in part by the inability to efficiently complete, obtain or process certain claim documentation and in part by lack of familiarity with the billing systems of its predecessor entities and the Caremark Business. The passage of time makes incomplete documentation required for billing and payment difficult or impossible to obtain or replace, and can delay claim submission past deadlines imposed by certain payors. Any further disruptions in those procedures could adversely affect the ability of the Company to collect its accounts receivable, and that would have an adverse effect on the Company's business, financial condition and results of operations.

     Additionally, managed care payors and even traditional indemnity insurers increasingly are demanding fee structures and other arrangements providing for the assumption by health care providers of all or a portion of the financial risk of providing care (e.g., capitation). Capitation arrangements currently do not comprise a material component of the Company's revenues. While the Company believes that short-term pricing pressures are stabilizing, no assurance can be given that pricing pressures will not continue or that the Company's business, financial condition and results of operations will not be adversely affected by such trends. A rapid increase in the percentage of revenue derived from managed care payors without a corresponding decrease in the Company's operating costs could have an adverse impact on the Company's gross margins.

     In addition to infusion therapy and related services, the Company also provides lithotripsy services. Lithotripsy is a non-invasive technique that uses shock waves to disintegrate kidney stones. The Company's lithotripsy operations have historically contributed a substantial amount of operating income to the Company. The Company has recently experienced modest downward pricing pressures in its lithotripsy operations and in 1995, lithotripsy revenues per procedure declined by approximately 5.5%. These operations may continue to experience pricing pressures in the future. A material change in the operating performance of the lithotripsy business could have a material adverse effect on the consolidated operating results of the Company. In 1993, the Health Care Financing Administration ("HCFA") released a proposed rule reducing the rate at which ambulatory surgery centers and certain hospitals would be reimbursed for the technical component of a lithotripsy procedure. Although the HCFA has not taken any further action, the adoption of this proposed rule could have a material adverse effect on the Company's lithotripsy revenues. See "-- Recent Operating Losses; Future Operating Results Uncertain.

CONCENTRATION OF LARGE PAYORS

     Managed care organizations have grown substantially in terms of the percentage of the population that is covered by such organizations and in terms of their control over an increasing portion of the health care economy. Managed care plans have continued to consolidate to enhance their ability to influence the delivery of health care services. The Company has a number of contractual arrangements with managed care organizations and other parties. None of these arrangements individually accounted for more than 5% of the Company's net revenues in the year ended December 31, 1995; however, ten managed care customers accounted for approximately 12% of the Company's infusion therapy revenue, and the loss of such customers could have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSELY COMPETITIVE INDUSTRY

     The alternate site health care market is highly competitive and is experiencing both horizontal and vertical consolidation. Some of the Company's current and potential competitors include (i) integrated providers of alternate site health care services; (ii) large national hospital chains; (iii) local providers of multiple products and services for the alternate site health care market; and (iv) physicians, including physicians with whom the Company previously had business arrangements. The Company has experienced increased competition from hospitals and physicians who have sought to increase the scope of services through their offices, including services similar to those offered by the Company. Integrated alternate site health care companies and certain of the Company's other competitors have superior financial, marketing and managerial resources, size, purchasing power and numerous strategic relationships with providers, referral sources such as physicians and traditional indemnity and managed care payors. Moreover, there are relatively few barriers to entry in the local markets which the Company serves. Local or regional companies are currently competing in many of the home health care markets served by the Company and others may do so in the future. The Company expects its competitors to continue to improve their service offerings and price competitiveness. The Company also expects its competitors to develop new strategic relationships with providers, referral sources and payors, which could result in a rapid and dramatic increase in competition. New services introductions and enhancements, acquisitions and continued industry consolidation and the development of strategic relationships by the Company's competitors could cause a significant decline in sales or loss of market acceptance of the Company's services or intense price competition, or make the Company's services noncompetitive. The Company expects to continue to encounter increased competition in the future that could limit its ability to maintain or increase its market share. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

HEALTH CARE REFORM LEGISLATION

     In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration are various insurance market reforms, forms of price control, expanded fraud and abuse and anti-referral legislation and further reductions in Medicare and Medicaid reimbursement. The Company cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the business of the Company.

POTENTIAL PROFESSIONAL LIABILITY

     The services of the Company involve an inherent risk of professional liability and, with respect to such services, while the Company has not had any material claims for professional liability asserted against it, no assurance can be given that such claims will not be asserted in the future. While the Company maintains insurance consistent with industry practice, there can be no assurance that the amount of insurance currently maintained by it will satisfy all claims made against it or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. The Company cannot predict the effect that any such claims, regardless of their ultimate outcome, might have on its business or reputation or on its ability to attract and retain patients.

CHANGES IN TECHNOLOGY

     The alternate site infusion business of the Company is dependent on physicians continuing to prescribe the administration of drugs and nutrients through intravenous and other infusion methods. Intravenous administration is often the most appropriate method for treating critically ill patients and is often the only way to administer proteins and biotechnology drugs. Nonetheless, technological advances in drug delivery systems, the development of therapies that can be administered orally and the development of new medical treatments that cure certain complex diseases or reduce the need for infusion therapy could adversely impact the business of the Company.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, new products or new contracts by the Company or its competitors, conditions and trends in the healthcare industry, adoption of new accounting standards affecting the healthcare industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of healthcare companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company; such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

     The proceeds to be received by the Company from the issuance of Common Stock upon exercise of all of the T(2) Warrants will be an aggregate of approximately $55,655,000, after deducting estimated offering expenses of approximately $100,000. The amount of such proceeds will vary significantly depending on the number of T(2) Warrants, if any, which are exercised. The net proceeds are expected to be used by the Company for general corporate purposes. The net proceeds from the sale of the Offered Securities will be received directly by each Selling Stockholder.

                        DETERMINATION OF OFFERING PRICE

     The exercise price of the T(2) Warrants was established by negotiations among the Company and the Representative Plaintiffs and Defendants (each as defined in the T(2) Settlement Agreement). This Prospectus may be used from time to time by the Selling Stockholders who offer the Offered Securities registered hereby for sale, and the offering price of such Offered Securities will be determined by the Selling Stockholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the Common Stock beneficially owned by each Selling Stockholder as of June 4, 1996 and as adjusted to give effect to the sale of such securities. The securities offered in this Prospectus by the Selling Stockholders are the Offered Securities. The Offered Securities are being registered to permit public secondary trading of such securities, and the Selling Stockholders may offer such securities for resale from time to time. See "Plan of Distribution."

     The following Selling Stockholders acquired the Common Stock they are offering hereby pursuant to the T(2) Settlement Agreement: Kaufman Malchman Kirby & Squire, as Escrow Agent for the T(2) Medical Shareholder Litigation Settlement Fund; Kaufman Malchman Kirby & Squire, as Escrow Agent for the T(2) Medical Shareholder Litigation Attorney Fund; Appel, Chitwood & Harley; Barrack Rodos & Bacine; Berger & Montague, P.C.; Berman, DeValerio & Pease; Bernard M. Gross, P.C.; Bernstein, Liebhard & Lifshitz; R. Bruce McNew, Attorney at Law; Charles J. Piven; Christopher Lovell, P.C.; Jacobson & Triggs; Page & Bacek; Cohen Milstein Hausfeld & Toll; Curtis V. Trinko; Doffermyre, Shields, Canfield & Knowles; Finkelstein & Associates; Garwin, Bronzaft, Gerstein & Fisher, LLP; Gerald Cohen; Gilman & Pastor; Goodkind, Labaton, Rudoff & Sucharow; Zwerling Schachter Zwerling & Koppell, LLP; Horwitz, Toback & Hyman; Kaplan Kilsheimer & Fox; Kenneth A. Elan; James V. Bashian; Mager, Liebenberg & White; Lawrence G. Soicher; Levin, Fishbein, Sedran & Berman; Lipshutz, Greenblatt & King; Stephen Lowey; Richard B. Dannenberg; Richard Bemporad; Neil L. Selinger; Lowey Dannenberg Bemporad & Selinger, P.C.; Milberg Weiss Bershad Hynes & Lerach; Mogin & Kendrick; Much Shelist Freed Denenberg & Ament, P.C.; Pomerantz Haudek Block & Grossman; Rabin & Garland; Richard Appleby; Ritchie & Rediker, LLC; Robert C. Schubert; Rudnick & Wolfe; Rudolph, Salmon, Goldstein, Rochestie & Dorian, P.C.; Savett, Frutkin, Podell & Ryan, P.C.; Schiffrin & Craig, Ltd.; Schoengold & Sporn, P.C.; Specter Law Offices, P.C.; Spector & Roseman; Wechsler Skirnick Harwood Halebian & Feffer, LLP; Wolf Hadenstein Adler Freeman & Herz, LLP; Wolf Popper Ross Wolf & Jones, LLP; Alfred G. Yates, Jr. & Associates; Zlotnick & Thomas; Freeman & Hawkins; Susman, Buehler & Watkins; Abbey & Ellis; Carr Tabb & Pope; Bernstein Litowitz Berger & Grossman; and Kaufman, Malchman Kirby & Squire, LLP.

     Bryan L. Hammons, Andrew Cummings, Phillip Russell, Michael Inman, John Clark and TBOB Enterprises, Inc. acquired the shares of Common Stock they are offering hereby in connection with Earn-Out Agreements entered into by Medisys. TBOB Enterprises, Inc. acquired an additional 15,496 shares of Common Stock they are offering hereby pursuant to the TBOB 1996 Agreement. Donald R. Gillespie and Rita K. Gillespie acquired the Common Stock they are offering hereby in satisfaction of certain obligations of Curaflex arising under an Asset Purchase Agreement dated as of September 30, 1993 by and among Mr. and Mrs. Gillespie, Curaflex, Excellence, Inc., a Florida corporation and Excellence, Inc. of North Carolina, a

North Carolina corporation. Lawrence H. Garatoni, Steven H. Manning, Charles M. Loeser and Anthony Wright acquired the Common Stock they are offering hereby pursuant to a Release and Registration Agreement dated as of April 21, 1995 by and among such individuals, the Company and HealthInfusion. Nebraska Prescription Services Limited Partnership acquired the Common Stock they are offering hereby pursuant to the Nebraska Prescription Services Agreement.

     None of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of ownership of the securities of the Company. The Offered Securities may be offered from time to time by the Selling Stockholders named below or their nominees, and this Prospectus may be required to be delivered by persons who may be deemed to be underwriters in connection with the offer or sale of such securities. See "Plan of Distribution."

                                                       COMMON STOCK                      COMMON STOCK
                                                       BENEFICIALLY                      BENEFICIALLY
                                                      OWNED PRIOR TO                     OWNED AFTER
                                                      OFFERING(1)(2)        COMMON      OFFERING(1)(2)
                     NAME OF                        -------------------     STOCK      ----------------
               SELLING STOCKHOLDERS                  AMOUNT     PERCENT   OFFERED(3)   AMOUNT   PERCENT
- --------------------------------------------------  ---------   -------   ----------   ------   -------
Kaufman Malchman Kirby & Squire, as Escrow
  Agent for the T2 Medical Shareholder
  Litigation Settlement Fund......................  1,814,400    *         1,814,400     0       *
Kaufman Malchman Kirby & Squire, As
  Escrow Agent for the T2 Medical Shareholder
  Litigation Attorney Fund........................      5,046    *             5,046     0       *
Appel, Chitwood & Harley..........................      3,023    *             3,023     0       *
Barrack Rodos & Bacine............................      5,039    *             5,039     0       *
Berger & Montague, P.C............................      7,307    *             7,307     0       *
Berman, DeValerio & Pease.........................      2,771    *             2,771     0       *
Bernard M. Gross, P.C.............................      2,771    *             2,771     0       *
Bernstein, Liebhard & Lifshitz....................      5,191    *             5,191     0       *
R. Bruce McNew, Attorney at Law...................      8,820    *             8,820     0       *
Charles J. Piven..................................        604    *               604     0       *
Christopher Lovell, P.C...........................      4,023    *             4,023     0       *
Jacobson & Triggs.................................      3,572    *             3,572     0       *
Page & Bacek......................................        468    *               468     0       *
Cohen Milstein Hausfeld & Toll....................      7,307    *             7,307     0       *
Curtis V. Trinko..................................      2,015    *             2,015     0       *
Doffermyre, Shields, Canfield & Knowles...........         75    *                75     0       *
Finkelstein & Associates..........................      2,267    *             2,267     0       *
Garwin, Bronzaft, Gerstein & Fisher...............      2,519    *             2,519     0       *
Gerald Cohen......................................        604    *               604     0       *
Gilman & Pastor...................................      5,039    *             5,039     0       *
Goodkind, Labaton, Rudoff & Sucharow..............      6,047    *             6,047     0       *
Zwerling Schachter Zwerling & Koppell, LLP........      6,803    *             6,803     0       *
Horwitz, Toback & Hyman...........................      2,519    *             2,519     0       *
Kaplan Kilsheimer & Fox...........................      4,031    *             4,031     0       *
Kenneth A. Elan...................................        604    *               604     0       *
James V. Bashian..................................      3,023    *             3,023     0       *
Mager, Liebenberg & White.........................      4,535    *             4,535     0       *
Lawrence G. Soicher...............................      2,519    *             2,519     0       *
Levin, Fishbein, Sedran & Berman..................      1,209    *             1,209     0       *
Lipshutz, Greenblatt & King.......................        503    *               503     0       *
Stephen Lowey.....................................      4,640    *             4,640     0       *
Richard B. Dannenberg.............................      4,640    *             4,640     0       *
Richard Bemporad..................................      2,320    *             2,320     0       *
Neil L. Selinger..................................      2,320    *             2,320     0       *
Lowey Dannenberg Bemporad & Selinger, P.C.........      2,459    *             2,459     0       *
Milberg Weiss Bershad Hynes & Lerach..............     12,599    *            12,599     0       *
Mogin & Kendrick..................................      1,007    *             1,007     0       *
Much Shelist Freed Denenberg & Ament, P.C.........      3,023    *             3,023     0       *
Pomerantz Haudek Block & Grossman.................      4,031    *             4,031     0       *
Rabin & Garland...................................      3,023    *             3,023     0       *
Richard Appleby...................................      3,528    *             3,528     0       *

                                                       COMMON STOCK                      COMMON STOCK
                                                       BENEFICIALLY                      BENEFICIALLY
                                                      OWNED PRIOR TO                     OWNED AFTER
                                                      OFFERING(1)(2)        COMMON      OFFERING(1)(2)
                     NAME OF                        -------------------     STOCK      ----------------
               SELLING STOCKHOLDERS                  AMOUNT     PERCENT   OFFERED(3)   AMOUNT   PERCENT
- --------------------------------------------------  ---------   -------   ----------   ------   -------
Ritchie & Rediker, LLC............................      1,259    *             1,259     0       *
Robert C. Schubert................................      2,015    *             2,015     0       *
Rudnick & Wolfe...................................      1,007    *             1,007     0       *
Rudolph, Salmon, Goldstein Rochestie &
  Dorian, P.C.....................................        503    *               503     0       *
Savett, Frutkin, Podell & Ryan, P.C...............      1,511    *             1,511     0       *
Schiffrin & Craig, Ltd............................      3,275    *             3,275     0       *
Schoengold & Sporn, P.C...........................      2,519    *             2,519     0       *
Specter Law Offices, P.C..........................        503    *               503     0       *
Spector & Roseman.................................      2,015    *             2,015     0       *
Wechsler Skirnick Harwood Halebian & Feffer,
  LLP.............................................      2,519    *             2,519     0       *
Wolf Haldenstein Adler Freeman & Herz, LLP........      5,039    *             5,039     0       *
Wolf Popper Ross Wolf & Jones, LLP................     10,584    *            10,584     0       *
Alfred G. Yates, Jr. & Associates.................        604    *               604     0       *
Zlotnick & Thomas.................................        251    *               251     0       *
Freeman & Hawkins.................................      4,913    *             4,913     0       *
Susman, Buehler & Watkins.........................      4,914    *             4,914     0       *
Abbey & Ellis.....................................      9,575    *             9,575     0       *
Carr Tabb & Pope..................................    149,330    *           149,330     0       *
Bernstein Litowitz Berger & Grossman..............    186,942    *           186,942     0       *
Kaufman, Malchman, Kirby & Squire, LLP............    172,478    *           172,478     0       *
Bryan L. Hammons..................................      3,410    *             3,410     0       *
Andrew Cummings...................................      3,410    *             3,410     0       *
Philip Russell....................................      3,410    *             3,410     0       *
Michael Inman.....................................      2,046    *             2,046     0       *
John Clark........................................      4,774    *             4,774     0       *
TBOB Enterprises, Inc.............................     34,615    *            34,615     0       *
Donald R. and Rita K. Gillespie...................     23,289    *            23,289     0       *
Lawrence H. Garatoni..............................     26,541    *            26,541     0       *
Steven H. Manning.................................      2,275    *             2,275     0       *
Anthony Wright....................................        758    *               758     0       *
Charles M. Loeser.................................        758    *               758     0       *
Nebraska Prescription Services Limited
  Partnership.....................................     61,370    *            61,370     0       *
                                                                 -                       -       -
                                                    ---------              ---------
All Selling Stockholders as a Group...............  2,686,656    *         2,686,656     0       *
                                                    =========    =         =========     =       =

- ---------------

(1) Shares of Common Stock subject to options or warrants which are currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed to be outstanding for computing the percentage of any other person.

(2) No percent of class is shown for holders of less than 1%. Percentage computations are based on 40,837,617 shares of Common Stock outstanding as of June 4, 1996.

(3) Assumes sale of all Common Stock offered hereby.

                              PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Stockholders that the Offered Securities may be sold from time to time in transactions on the NYSE in privately negotiated transactions, through the writing of options on the Common Stock, or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may effect these transactions by selling the Offered Securities to or through broker-dealers and/or purchasers of the Offered Securities for whom they may act as agent.

     Each Selling Stockholder has represented that it was acquiring the Offered Securities without any present intention of effecting a distribution of such securities except in the manner contemplated in the respective agreements under which such securities were issued and in compliance with applicable securities laws. In recognition of the fact that investors, even though having acquired the Offered Securities without a view to distribution, may wish to be legally permitted to sell such securities when they deem appropriate, the Company has filed with the Commission under the Securities Act, a Registration Statement of which this Prospectus forms a part, with respect to the resale of the Offered Securities from time to time as described herein and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective for a period not to exceed nine months from the effective date of such Registration Statement.

     The Selling Stockholders and broker-dealers who act in connection with the sale of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and profits on the resale of the Offered Securities as a principal may be deemed to be underwriting discounts and commissions under the Securities Act.

                           DESCRIPTION OF SECURITIES

GENERAL

     The authorized capital stock of the Company consists of an aggregate of 75,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share ("the Preferred Stock"). As of June 4, 1996, 40,837,617 shares of Common Stock and no shares of Preferred Stock were outstanding.

COMMON STOCK

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, conversion or redemption rights and may only be issued as fully paid and nonassessable shares. Cumulative voting in the election of directors is not allowed. The holders of a majority of the issued and outstanding shares of Common Stock are able to elect all directors of the Company. Each holder of Common Stock, upon liquidation of the Company, is entitled to receive a pro rata share of the Company's assets available for distribution to common stockholders.

T(2) Warrants

     The Company issued the T(2) Warrants pursuant to the T(2) Settlement Agreement. Each T(2) Warrant currently entitles the registered holder to purchase one share of Common Stock at an exercise price of $22.125 during the period commencing at the time of issuance of the T(2) Warrants and ending on the fourth anniversary thereof. The exercise price of the T(2) Warrants was determined by negotiation between the Company and the Representative Plaintiffs and should not be construed to be predictive of, or to imply that, any price increases will occur in the Company's securities. The exercise price of the T(2) Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon exercise of the T(2) Warrants are subject to adjustment in certain circumstances, including a stock split, combination or dividend or upon a consolidation or merger or in the case of a sale, lease or transfer of all or substantially all of the assets of the Company, so as to enable warrantholders to purchase the kind and number of shares or other securities or property receivable in such event by a holder of the kind and number of shares of Common Stock that might otherwise have been purchased upon exercise of such T(2) Warrant. The T(2) Warrants may be exercised upon surrender of the T(2) Warrant certificate on or prior to the expiration date of such T(2) Warrants at the principal offices of the Company, or at the offices of its stock transfer agent, accompanied by payment of the full exercise price (by certified check payable to the Company) for the number of T(2) Warrants being exercised. Shares of Common Stock issuable upon exercise of the T(2) Warrants upon payment in accordance with their terms will be fully paid and non-assessable. The T(2) Warrants do not confer upon the T(2) Warrantholders any voting or other rights of a stockholder of the Company.

                                 LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Brobeck, Phleger & Harrison LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1995 and 1994 and for the years then ended incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein. The consolidated financial statements of the Company incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as to combination only, as set forth in their report thereon incorporated by reference herein. The financial statements of those entities underlying the combination were audited by Deloitte & Touche LLP as it relates to T(2) as of September 30, 1993, and for the two years in the period ended September 30, 1993 (whose report expresses an unqualified opinion and includes an explanatory paragraph relating to material uncertainties concerning certain pending claims against T(2)), and as of December 31, 1993 and for the two years in the period then ended, and by KPMG Peat Marwick LLP, as it relates to Curaflex, Arthur Andersen LLP, as it relates to HealthInfusion and Coopers & Lybrand, Independent Accountants, as it relates to Medisys, each for the year ended December 31, 1993. The financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING BEING MADE HEREBY NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................
                                          2
Incorporation of Certain Documents by
  Reference...........................
                                          2
The Company...........................
                                          4
Certain Financial Information.........
                                          4
Risk Factors..........................
                                          5
Use of Proceeds.......................
                                         11
Determination of Offering Price.......
                                         11
Selling Stockholders..................
                                         11
Plan of Distribution..................
                                         13
Description of Securities.............
                                         14
Legal Matters.........................
                                         15
Experts...............................
                                         15

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                CORAM HEALTHCARE
                                  CORPORATION

                                2,686,656 SHARES
                                OF COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                                           , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All of the amounts shown are estimates, except for the SEC registration fee.

                                       ITEM                                  AMOUNT
        ------------------------------------------------------------------  --------
        SEC Registration Fee..............................................  $ 20,016
        Blue Sky fees and expenses........................................     5,000
        Printing and engraving expenses...................................     1,500
        Legal fees and expenses...........................................    50,000
        Accounting fees and expenses......................................    10,000
        Miscellaneous fees and expenses...................................    13,481
                                                                            --------
                  Total...................................................  $100,000
                                                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers and other representatives from liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, against liabilities arising in any such action, suit or proceeding, expenses incurred in connection therewith, and against certain other liabilities. Article Eight of the Registrant's Certificate of Incorporation provides that the personal liability of the directors of the Registrant to the Registrant or its stockholders for monetary damages for a breach of fiduciary duty as a director is eliminated to the maximum extent permitted by Delaware law. Article Nine of the Registrant's By-laws provides for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933.

ITEM 16.  EXHIBITS

     (a) Exhibits:


  4.1   --  Form of Common Stock Certificate for the Registrant's common stock, $.001 par value per share. (Incorporated by reference to Exhibit 4.1 of the
            Registrant's Annual Report on Form 10-K for the year ended December 31,
            1994).
  5.1   --  Opinion of Brobeck, Phleger & Harrison LLP.
 23.1   --  Consent of Ernst & Young LLP.*
 23.2   --  Reserved
 23.3   --  Consent of Deloitte & Touche LLP.
 23.4   --  Consent of KPMG Peat Marwick LLP.
 23.5   --  Consent of Arthur Andersen LLP.
 23.6   --  Consent of Coopers & Lybrand.
 23.7   --  Reserved
 23.8   --  Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 24.1   --  Power of Attorney (reference is made to page II-4 of this Registration
            Statement).


- ---------------
 * Filed herewith.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable such filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall not be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be provided by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 28th day of June, 1996.


                                          CORAM HEALTHCARE CORPORATION

                                          By: /s/      RICHARD M. SMITH
                                             ----------------------------------
                                                      Richard M. Smith
                                                Chief Financial Officer and
                                                          Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



             SIGNATURE                               TITLE                            DATE
- -----------------------------------    ----------------------------------        --------------
/s/  DONALD J. AMARAL*                 President and Chief Executive              June 28, 1996
- -----------------------------------    Officer (Principal Executive
     Donald J. Amaral                  Officer) and Director

/s/  JAMES M. SWEENEY*                 Chairman                                   June 28, 1996
- -----------------------------------
     James M. Sweeney

/s/  RICHARD M. SMITH                  Secretary and Chief Financial              June 28, 1996
- -----------------------------------    Officer (Principal Financial
     Richard M. Smith                  Officer and Principal Accounting
                                       Officer)

- -----------------------------------    Vice Chairman of the Board
         Tommy H. Carter               of Directors

/s/  RICHARD A. FINK*                  Director                                   June 28, 1996
- -----------------------------------
     Richard A. Fink

/s/  ANDREW J. NATHANSON*              Director                                   June 28, 1996
- -----------------------------------
     Andrew J. Nathanson
                                       Director
- -----------------------------------
        Stephen G. Pagliuca

/s/  L. PETER SMITH*                   Director                                   June 28, 1996
- -----------------------------------
     L. Peter Smith

/s/  DR. GAIL R. WILENSKY*             Director                                   June 28, 1996
- -----------------------------------
     Dr. Gail R. Wilensky

/s/  RICHARD M. SMITH
- -----------------------------------
     *Richard M. Smith
     (Attorney-in-fact)

                                 EXHIBIT INDEX


                                                                                SEQUENTIALLY
EXHIBIT                                                                           NUMBERED
  NO.                                   DESCRIPTION                                PAGES
- -------        -------------------------------------------------------------    ------------
   4.1     --  Form of Common Stock Certificate for the Registrant's common stock, $.001 par value per share. (Incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1994).
   5.1     --  Opinion of Brobeck, Phleger & Harrison LLP.
  23.1     --  Consent of Ernst & Young LLP.*
  23.2     --  Reserved
  23.3     --  Consent of Deloitte & Touche LLP.
  23.4     --  Consent of KPMG Peat Marwick LLP.
  23.5     --  Consent of Arthur Andersen LLP.
  23.6     --  Consent of Coopers & Lybrand.
  23.7     --  Reserved
  23.8     --  Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1).
  24.1     --  Power of Attorney (reference is made to page II-4 of this
               Registration Statement).


- ---------------
 * Filed herewith.